SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              ________________
                              Amendment No. 9
                                     To
                               SCHEDULE 14D-9
                     (WITH RESPECT TO THE TENDER OFFER
                    BY IMPERIAL CHEMICAL INDUSTRIES PLC)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000



          This Amendment supplements and amends as Amendment No. 9 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "ICI Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer (the "Offer") by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995, as amended by the Supplement thereto filed on May 22, 1995 (the "Supplement"), and the revised Letter of Transmittal.
     Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the ICI Schedule 14D-9.

          Certain information contained in this Amendment No. 9 has previously been disclosed in prior amendments to the ICI Schedule 14D-9, but is included herein for the information of the Company's shareholders.

     Item 2.   Tender Offer of the Bidder.

          Item 2 of the ICI Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          On May 22, 1995, the Purchaser filed an Amendment to its
     Schedule 14D-1 which included as exhibits the Supplement and a revised Letter of Transmittal (which together with the Offer to Purchase and the Supplement constitute the "Amended Offer"). The Supplement amends and supplements the Offer to Purchase to, among other things, (i) increase the price being offered pursuant to the Offer from $18.10 to $22.00 per Share, net to the seller in cash, and (ii) extend the expiration date of the Offer to June 5, 1995 (such date, as further extended by the Purchaser, being referred to as the "Expiration Date"), provided, however, that if the Minimum Condition (as defined in the Offer) has not been satisfied by the Expiration Date, Parent and the Purchaser have agreed to extend the Expiration Date for one or more periods for up to an aggregate of 30 calendar days until the Minimum Condition is satisfied.

     Item 3.   Identity and Background.

          Item 3(b) of the ICI Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          Stock Options.

               In connection with the Merger, all outstanding Options will become fully exercisable and vested. Each Option will then be cancelled and the holder of the Option will receive an amount equal to the product of (A) the excess, if any, of $22.00 over the exercise price per Share of each such Option and (B) the number of Shares relating to such Option.

               Set forth below is a revised table indicating the treatment in the Merger of currently outstanding Options held by executive officers and non-employee directors of the Company. For purposes of the table, it has been assumed that outstanding Options will not be exercised.

                                Amounts Payable with respect to Company
                                                Options
                                             in the Merger
                              Number of Options/     Amount Payable upon
                                 Exercise Price    Cancellation of Options
      Non-Employee
      Directors
      Harold G. Bittle  . .    10,000/$14.00              $ 80,000.00
      Tully Plesser . . . .    10,000/$14.00              $ 80,000.00
      Arthur W. Broslat . .    10,000/$12.00              $100,000.00
      Philippe Erard  . . .    10,000/$11.81              $101,900.00
      William H. Turner . .    10,000/$18.13              $ 38,700.00

      Executive Officers
      Russell Banks . . . .       423/$10.54              $  4,847.58
                               23,712/$10.54              $271,739.52
                               10,000/$14.75              $ 72,500.00
      Joseph M. Quinn . . .      5,000/$7.25              $ 73,750.00
                                25,000/$9.81              $304,750.00
                               15,000/$14.75              $108,750.00
      John F. Gleason . . .     4,500/$14.75              $ 32,625.00
      Stephen L. Dearborn .    10,000/$14.75              $ 72,500.00
      Lloyd Frank . . . . .     7,875/$10.54              $ 90,247.50
                                4,000/$14.75              $ 29,000.00
      Frank V.Esser . . . .     5,250/$10.54              $ 60,165.00
                                2,000/$14.75              $ 14,500.00
      Henry W. Jones  . . .     3,500/$14.75              $ 25,375.00

     ESOP

          Effective as of May 11, 1995, Messrs. Banks, Frank and Keane (each of whom is a director of the Company) resigned from their positions as trustees of the ESOP and the Company appointed an independent financial institution as successor trustee. Pursuant to the applicable documents governing the ESOP, the successor trustee of the ESOP, who is required to act in accordance with its fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended, has the authority to determine whether to tender or otherwise dispose of the Shares held in the ESOP.

          The Amended Merger Agreement.

          On May 21, 1995, the Company, the Purchaser and Parent executed Amendment No. 1 to the Merger Agreement ("Amendment No. 1") which provides, among other things, (i) that Parent will cause the Purchaser to amend and supplement the Offer to Purchase to reflect the terms of the Amended Offer, and (ii) that the Company has agreed to pay to Parent a $16,000,000 "break-up" fee, in addition to the $8,000,000 break-up fee provided for in the Merger Agreement, under the circumstances described in the following paragraph. A copy of Amendment No. 1 has been filed as Exhibit 32 hereto and is incorporated herein by reference. The Merger Agreement, as amended by Amendment No. 1, is herein referred to as the "Amended Merger Agreement."

          Break-up Fee. In addition to the $8,000,000 fee that the Company has agreed to pay Parent after the occurrence of a Trigger Event (as defined below), the Company has agreed to pay Parent in respect of Parent's expenses and lost opportunity costs an amount in immediately available funds equal to $16,000,000 promptly, but in no event later than two business days, after the occurrence of the events specified below in both clauses (A) and (B):

            (A) a Trigger Event shall have occurred at any time from or after May 21, 1995 and, as a result thereof, the Amended Merger Agreement is terminated; and

            (B) within six months after such termination of the Amended Merger Agreement has occurred, an Acquisition Transaction (as defined below) shall have been consummated with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than Parent or a subsidiary or other Affiliate (as defined in Rule 12b-2 under the Exchange Act) of Parent.

          The term "Acquisition Transaction" means (i) a merger or consolidation, or any similar business combination transaction, involving the Company; (ii) a purchase, lease or acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (iii) the purchase or acquisition by any Person of securities representing more than 50% of the then outstanding Shares.

          The occurrence of any of the following events shall constitute a "Trigger Event":

            (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal (as defined in the Merger Agreement) other than the transactions contemplated by the Merger Agreement;

            (ii) the Board of Directors of the Company shall have withdrawn or materially modified its approval or recommendation of the Offer or the Merger Agreement other than as a result of Parent's breach of the Merger Agreement; or

            (iii) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent or any of its affiliates) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 25% of any class or series of capital stock of the Company (including the Shares), or shall have acquired, directly or indirectly, at least 25% of the assets of the Company other than acquisitions of securities for bona fide arbitrage purposes only and other than Corimon or its affiliates; or Corimon and its affiliates shall beneficially own more than 28% of the Shares.

          The $16,000,000 fee referred to above is in addition to, and not in lieu of or offset by, the $8,000,000 fee referred to above and included in the original Merger Agreement.

          Corimon Option Agreement.

          As a result of the increased price offered in the Amended Offer, pursuant to the terms of the Corimon Option Agreement, the Corimon Purchase Price has automatically increased from $17.50 per Share to $21.40 per Share.

     Item 4.  The Solicitation or Recommendation.

          Item 4 of the ICI Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          (a) Recommendation of the Board of Directors.

          The Board of Directors has unanimously determined that the consideration to be paid for each Share in the Amended Offer and the Merger is fair to the shareholders of the Company and that the Amended Offer and the Merger are otherwise in the best interests of the Company and its shareholders, has approved and adopted the Amended Merger Agreement and the transactions contemplated thereby, including the Amended Offer and the Merger, and recommends that all holders of Shares accept the Amended Offer and tender their Shares pursuant to the Amended Offer.

          A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the Amended Merger Agreement and related transactions are filed herewith as Exhibits 33 and 34, respectively, and are incorporated herein by reference.

          (b) Background; Reasons for the Board's Recommendation.

          Background. On May 8, 1995, The Sherwin-Williams Company ("Sherwin-Williams") through its wholly-owned subsidiary GGI Acquisition, Inc. ("GGI"), commenced an unsolicited tender offer to purchase all outstanding Shares (and associated stock purchase rights) at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule 14D-1, dated May 8, 1995. GGI is making the offer to purchase all outstanding Shares at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions in an Offer to Purchase, dated May 8, 1995, and the related Letter of Transmittal (which together constitute the "Sherwin-Williams Offer").

          Also, on May 8, 1995, Sherwin-Williams commenced litigation against the Company and the members of its Board of Directors.

          The Company's Board of Directors met on the night of May 9, 1995 to review and discuss the Sherwin-Williams Offer.
     Representatives of Wertheim Schroder and the Company's legal counsel attended the meeting.

          On May 10, 1995, the Company issued a press release announcing that its Board of Directors had authorized management of the Company and the Company's financial and legal advisors to engage in discussions and negotiations with, and disclose certain non-public information concerning the Company to, Sherwin-Williams in connection with the Sherwin-Williams Offer. The foregoing actions were taken based on the Board's determination of its fiduciary duties under applicable law as advised by counsel and in accordance with the applicable provisions of the Merger Agreement as described in Item 3 of the ICI Schedule 14D-9.

          On May 10, 1995, representatives of the Company met with representatives of Sherwin-Williams to discuss the Sherwin-Williams Offer and, in particular, issues relating to the conditionality of the Sherwin-Williams Offer. At that meeting, Sherwin-Williams' representatives stated that Sherwin-Williams was prepared to enter into a merger agreement with the Company at a price of $19.50 per Share without conducting a due diligence review of the Company, but that Sherwin-Williams was requesting a due diligence review in order to be in a position to consider increases in the price it would be prepared to pay to acquire the Company. This was confirmed to the Company in a letter dated May 10, 1995 from a representative of Sherwin-Williams.

          On May 11, 1995, Sherwin-Williams delivered to the Company and its counsel a draft merger agreement proposed by counsel to Sherwin-Williams.

          Also, on May 11, 1995, the Company's counsel and Sherwin-Williams' counsel negotiated the terms of a Confidentiality Agreement, and the Confidentiality Agreement was executed by Sherwin-Williams on the morning of May 12, 1995. See Item 7 below for a description of the Sherwin-Williams Confidentiality Agreement. Upon execution of the Sherwin-Williams Confidentiality Agreement, representatives of Sherwin-Williams commenced business and legal due diligence with respect to the Company at the Company's New York headquarters. On May 15, 1995, Sherwin-Williams extended its due diligence to an on-site review at various of the Company's plants and facilities, which on-site due diligence continued through May 19, 1995.

          On May 12, 1995, the Company's legal counsel sent a letter to Sherwin-Williams' legal counsel suggesting that on May 13, 1995 representatives of the Company and representatives of Sherwin-Williams discuss the draft merger agreement furnished by Sherwin-Williams. The Company's legal counsel made the same request to Sherwin-Williams' legal counsel by telephone later in the day on May 12, 1995. Representatives of Sherwin-Williams did not promptly respond to such request and, accordingly, no discussions concerning the draft merger agreement prepared by Sherwin-Williams were held prior to the time the Board met to consider the Sherwin-Williams Offer.

          On May 15, 1995, the Company's Board of Directors met to consider the Sherwin-Williams Offer. The terms of the Sherwin-Williams Offer, which had been reviewed and discussed by the Board of Directors at its meeting on May 9, 1995, were again reviewed and discussed. Representatives of Wertheim Schroder and the Company's legal counsel attended the meeting and discussed the Sherwin-Williams Offer with the directors.

          After discussion and further analysis, the Company's Board of Directors unanimously decided to express no opinion and remain neutral towards the Sherwin-Williams Offer for the reasons described in the Schedule 14D-9 Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Exchange Act, originally filed on May 16, 1995 (the "Sherwin-Williams Schedule 14D-9"), in connection with the Sherwin-Williams Offer, a copy of which has been mailed to the Company's shareholders.

          Prior to the opening of business on May 16, 1995, the Company issued a press release announcing the position of the Board of Directors with respect to the Sherwin-Williams Offer.

          On May 16, 1995, the Company issued a press release announcing that it had been advised by the Federal Trade Commission that Parent had received early termination of the Hart-Scott-Rodino ("HSR") waiting period with respect to the Offer and that Sherwin-Williams will receive early termination of the HSR waiting period with respect to the Sherwin-Williams Offer. Sherwin-Williams received such early termination later that day.

          In the evening of May 16, 1995, the Board of Directors of the Company held a meeting to discuss the status of the competing offers. Representatives of Wertheim Schroder and the Company's legal counsel attended the meeting. At such meeting, the Board determined that in light of the circumstances, it was in the best interests of the Company and its shareholders to institute formal bidding procedures in order to bring an orderly and prompt conclusion to the process. On May 17, 1995, the Company issued a press release announcing that in light of the competing tender offers by Parent and Sherwin-Williams, the Company's Board of Directors instituted a formal bidding process (the "Bidding Process"). Also on May 17, 1995, the Company sent the following letter to Parent and Sherwin-Williams:

                                   May 17, 1995

     Imperial Chemical Industries PLC
     9 Millbank
     London SWIP 3JF
     England
     Attention:  Mr. John Thompson

     The Sherwin-Williams Company
     101 Prospect Avenue, N.W.
     Cleveland, OH  44115-1075
     Attention:  Louis Stellato, Esq.

            Re: Rules and Procedures for Submission of Proposals to Acquire Grow Group, Inc.

     Gentlemen:

          The Board of Directors of Grow Group, Inc. (the "Company" or "Grow") has determined that under current circumstances it is in the best interests of the shareholders of the Company that there be instituted a formal bidding process for the Company.

          The Board of Directors of the Company (the "Board" or "Board of Directors") has further determined that this process must be conducted in a fair, impartial and orderly manner. The interests of Grow's shareholders, employees, and other constituencies can and will be best served by such an approach. The Board of Directors recognizes that the process in which the Company is currently engaged presents certain risks, particularly if the process is unduly prolonged, including disruption to the Company's business and overall uncertainty among the Company's constituencies as to the Company's future. In order to mitigate these risks, the Board of Directors believes that the most prudent course of action is to bring this process to a prompt and orderly close.

          Accordingly, the Board of Directors has established the rules and procedures specified below to provide both Imperial Chemical Industries PLC ("ICI") and The Sherwin-Williams Company ("Sherwin-Williams") with the opportunity to submit improved acquisition proposals to acquire the Company ("Proposals"). The rules and procedures are designed to constitute a single and final round of bidding, and accordingly each of you should submit your best and highest offer.

          The purpose of this letter is to invite each of you to submit Proposals, pursuant to the rules and procedures set forth below. The Board of Directors believes that agreement to such rules and procedures is in the best interests of the Company and its shareholders and, accordingly, submission of a Proposal will constitute for all purposes an agreement to be bound by such rules and procedures. The Board of Directors reserves the right not to consider or recommend any Proposal made by a party who has not agreed to the rules and procedures specified below.

          The following rules and procedures will govern the submission of Proposals:

            1. Proposals should be addressed and delivered in a sealed envelope to the Board of Directors of the Company: c/o Daniel E. Stoller, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, 33rd Floor, New York, New York 10022. Proposals must be received on Sunday, May 21, 1995 by no later than 12:00 Noon, New York time (the "Submission Time"), unless extended by notice to each of you.

            2. Your Proposal must be stated as a single cash amount (expressed in U.S. dollars and cents) per share of Common Stock of the Company (the "Shares") and may not make reference to, be contingent upon, or in any way vary based upon, the terms (including the consideration offered) of the other party's Proposal. The submission of a Proposal will constitute your agreement to be bound by these rules and procedures and will also constitute your agreement that your Proposal is irrevocable until midnight on Tuesday, May 23, 1995. You may not make any Proposal, or modify or amend any pending Proposal, to purchase the Company, except in accordance with these rules and procedures.

            3. Until the Company has accepted one of the Proposals, the Company will not, except as may be required by law, publicly disclose the terms of either of your Proposals or communicate them to the other of you. The Company reserves the right, however, to discuss any Proposal with the party submitting it. Submission of your Proposal constitutes a representation that you have kept and will keep your Proposal confidential until 9:00 a.m., New York time, on Monday, May 22, 1995 and that you have no knowledge of the other party's Proposal. In addition, each of ICI and Sherwin-Williams agrees that they and their respective representatives will not directly or indirectly contact or communicate with the other or the other's representatives concerning their or the other party's Proposal or the submission of any Proposal. By submitting a Proposal, ICI agrees to waive the Company's notice obligation contained in Section 6.04 of the Agreement and Plan of Merger, dated as of April 30, 1995, by and among the Company, ICI and GDEN Corporation (the "ICI Merger Agreement") with respect to any Proposal submitted by Sherwin-Williams.

            4. Not later than 10:00 a.m. on Thursday, May 18, 1995, the Company will deliver to both of your respective counsels copies of
     (i) a form of amendment to the ICI Merger Agreement (the "ICI Form of Amendment") and (ii) a form of Agreement and Plan of Merger among Sherwin-Williams, GGI Acquisition, Inc., a wholly-owned subsidiary of Sherwin-Williams ("GGI"), and the Company, together with disclosure schedules (the "Sherwin-Williams Form of Merger Agreement"). ICI's Proposal shall be accompanied by an executed copy of the ICI Form of Amendment, executed by ICI and GDEN Corporation, an indirect wholly-owned subsidiary of ICI. Sherwin-Williams' Proposal shall be accompanied by an executed copy of the Sherwin-Williams Form of Merger Agreement. The extent and nature of any changes proposed by ICI to the ICI Form of Amendment or proposed by Sherwin-Williams to the Sherwin-Williams Form of Merger Agreement will be taken into consideration by the Board of Directors. If either party makes changes to the form of agreement furnished by the Company, the executed agreement shall be accompanied by a marked copy which shows any such changes.

            5. The Sherwin-Williams Form of Merger Agreement will contain a provision identical to the provisions of Section 11.04(b) of the ICI Merger Agreement. Both the Sherwin-Williams Form of Merger Agreement and the ICI Form of Amendment will include a provision in the form of Appendix A hereto, which provides for the payment of an additional fee of $16 million, under circumstances specified therein, if an Acquisition Transaction (as defined therein) has been consummated within six months of termination of the applicable merger agreement with ICI or Sherwin-Williams, as the case may be.

            6. It is the intention of the Board of Directors that the winning Proposal will be accepted as promptly as practicable after 12 Noon, New York time, on Sunday, May 21, 1995. It is requested that each of you and your financial and legal advisors be available commencing at 12 Noon, New York time, on Sunday, May 21, 1995 and continuing through 9:00 a.m., New York time, on Monday, May 22, 1995.

            7. As soon as practicable following the Submission Time, the Board of Directors, with the advice and assistance of its financial and legal advisors, will evaluate the Proposals. The Board intends to accept the Proposal which it determines in its reasonable good faith judgment is the best value reasonably obtainable for the shareholders of the Company. A Proposal will be accepted only by countersignature by the Company on the ICI Form of Amendment or the Sherwin-Williams Form of Merger Agreement, as the case may be.

            8. The party whose Proposal is not accepted agrees to immediately terminate its pending tender offer to acquire Shares and to not purchase or offer to purchase any Shares following the Submission Time.

            9. Representatives of the Company and its financial and legal advisors are prepared to meet with either of you or your respective legal and financial advisors to discuss these rules and procedures and to discuss the provisions of the ICI Form of Amendment and the Sherwin-Williams Form of Merger Agreement.

            10. The Board of Directors reserves the right, in its sole discretion, consistent with its fiduciary duties and without stating a reason therefor, to modify or terminate any or all of the rules and procedures set forth in this letter. If the Board of Directors modifies these rules and procedures, it intends promptly to notify both of you orally, with subsequent confirmation in writing.

                                        Very truly yours,

                                        ON BEHALF OF THE
                                        BOARD OF DIRECTORS OF
                                        GROW GROUP, INC.

                                        By: /s/  Russell Banks
                                             Russell Banks


     cc:  Paul R. Kingsley, Esq.
          Davis, Polk & Wardwell
          (Counsel to Imperial Chemical Industries PLC)

          John A. Healy, Esq.
          Rogers & Wells
          (Counsel to The Sherwin-Williams Company)

                                                                Appendix A

            The Company agrees to pay Buyer in respect of Buyer's expenses and lost opportunity costs an amount in immediately available funds equal to $16,000,000 promptly, but in no event later than two business days, after the occurrence of the events specified below in both clauses (A) and (B):

            (A) A Trigger Event within the meaning of and as specified in Section 11.04(b) of this Agreement shall have occurred at any time from or after the date hereof and, as a result thereof, this Agreement is terminated, and (B) within six months after such termination of this Agreement has occurred, an Acquisition Transaction shall have been consummated with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than Parent or a subsidiary or other Affiliate (as defined in Rule 12b-2 under the Exchange Act) of Parent.

            For purposes of this Section, "Acquisition Transaction" shall mean (i) a merger or consolidation, or any similar business combination transaction, involving the Company; (ii) a purchase, lease or acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (iii) the purchase or acquisition by any Person of securities representing more than 50% of the then outstanding Shares.

          On May 18, 1995, the Company issued a press release announcing that a Justice of the Supreme Court of the State of New York, after a hearing which occurred on May 18, 1995, rejected Sherwin-Williams' motion, in connection with the New York Action, to grant a temporary restraining order to prevent the Company from conducting the Bidding Process.

          In the evening of May 18, 1995, the Board of Directors met to review and discuss the Bidding Process, including written comments received from Sherwin-Williams' counsel, and the developments that had occurred since the Board meeting held on May 11, 1995. After giving full consideration to Sherwin-Williams' comments, the Board determined to make no changes to the Bidding Process at such time.

          Shortly before the noon bidding deadline on May 21, 1995, Parent submitted its $22.00 per Share bid.

          Shortly before the noon bidding deadline on May 21, 1995, Sherwin-Williams delivered the following letter (the "Sherwin-Williams May 21 Letter") setting forth its $20.00 per Share bid:

                                   May 21, 1995

     BY HAND DELIVERY


     Board of Directors
     Grow Group, Inc.
     200 Park Avenue
     New York, NY  10166

     Dear Sirs:

            As you know, Sherwin-Williams has serious concerns with the auction procedures outlined in Daniel Stoller's May 17 letter. Sherwin-Williams strongly believes that an open, multiple round bidding process is the most effective means of ensuring that Grow's stockholders receive the highest value for their Grow stock.

            On May 8, 1995, Sherwin-Williams commenced a cash tender offer at a price of $19.50 per share of Grow common stock. As of the time we are submitting this letter to you, the Sherwin-Williams bid is the highest offer by a substantial margin being presented to Grow's stockholders. Nonetheless, because Sherwin-Williams wishes to be constructive in your effort to bring the auction process to a swift conclusion, by means of this letter and the enclosed merger agreement Sherwin-Williams hereby offers to purchase all of the outstanding shares of Grow's common stock at a price of $20.00 per share in cash.

            Sherwin-Williams is prepared to respond promptly to a higher bid submitted by ICI. Accordingly, in order for you to obtain the best value for your stockholders, it is essential that Sherwin-Williams be given an opportunity to participate further in an ongoing bidding process. Thus, we expect you will promptly advise us of any ICI proposal that is equal to or in excess of our offer in order to permit us the opportunity to respond quickly to any proposal ICI may make, and we request that you do so.

            Enclosed with this letter are two originally executed copies of an Agreement and Plan of Merger in the same form as the "Sherwin-Williams Form of Merger Agreement" that Mr. Stoller delivered to our counsel on May 18, 1995 reflecting our $20.00 cash offer.

            We urge you not to enter into any binding agreement with ICI or any other party, particularly one containing a break-up fee or other provisions that could prevent your stockholders from receiving maximum value for their shares, without first giving us the opportunity to make a better bid.

            This letter is not intended to, and does not, conform to the bidding procedures set forth in Mr. Stoller's May 17 letter. Sherwin-Williams expressly reserves the right to submit this bid and any further bids which do not conform to such procedures. We do not agree to be bound by any of the limitations purportedly imposed under those procedures, including the purported requirement to accept any determination of Grow's Board as to the manner of bidding, the Grow Board's determination of the "winning" bid, or the purported requirement that the "losing" bidder withdraw its tender offer and not make any further offer.

            We look forward to hearing from you as soon as possible. You can contact me at any time through Rogers & Wells at 878-8281.

                                   Sincerely,

                                   Conway G. Ivy



          Starting in the afternoon of May 21, 1995, the Company's Board of Directors met to consider Parent's revised offer of $22.00 per Share and Sherwin-Williams' revised offer of $20.00 per Share, each of which was submitted in response to the Company's May 17, 1995 letter to Parent and Sherwin-Williams pertaining to the submission of bids. The terms of the proposals submitted by Parent and Sherwin-Williams were presented to and reviewed by the Company's Board of Directors. Wertheim Schroder and legal counsel made presentations to the Board of Directors. Wertheim Schroder delivered its opinion as to the fairness, from a financial point of view, of the $22.00 per Share cash consideration offered by Parent to the public shareholders of the Company. The full Board discussed the proposals made by Parent and Sherwin-Williams.

          After discussion and further analysis, the Company's Board of Directors unanimously decided to accept the Amended Offer for the reasons described below, and it approved the Amended Merger Agreement and the transactions contemplated thereby and unanimously recommended that shareholders accept the Amended Offer and tender their Shares pursuant thereto. The Board also unanimously determined to modify its prior neutral recommendation with respect to the Sherwin-Williams Offer and is now recommending that shareholders reject the Sherwin-Williams Offer and not tender their Shares pursuant to the Sherwin-Williams Offer.

          Immediately following the May 21, 1995 Board meeting, the Company executed Amendment No. 1, which had been submitted with Parent's bid.

          Reasons for the Board's Recommendation; Factors Considered by the Board. In approving the Amended Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Amended Offer, the Board of Directors reviewed the factors it had originally considered in connection with approving the Offer as set forth in Item 4(b) of the ICI Schedule 14D-9 and considered a number of additional factors including:

          1. the fact that in the Bidding Process Parent has offered the Company's shareholders consideration in the amount of $22.00 per Share while Sherwin-Williams has proposed to pay $20.00 per Share;

          2. the fact that both Parent and Sherwin-Williams had a fair and ample opportunity to submit bids in the Bidding Process, which was conducted in a fair, equitable and even-handed manner and, based on the advice of the Company's financial advisor, was designed to maximize shareholder value;

          3. the fact that the Company had advised both parties that the Bidding Process was designed as a single and final round of bidding and that the Company urged both Parent and Sherwin-Williams to submit their best and highest offer in the Bidding Process;

          4. the Board's concern about the significant uncertainties and substantial expenses created by the competing offers and the Board's conclusion that it was in the best interest of the Company, its shareholders and other constituencies to bring the Bidding Process to a prompt and orderly conclusion;

          5. the position of Sherwin-Williams set forth in the Sherwin-Williams May 21 Letter;

          6. the fact that the Amended Merger Agreement provides that the Company is obligated, under the circumstances described in the following paragraph, to pay to Parent a "break-up" fee of $16 million (in addition to the $8 million "break-up" fee which had already been provided for in the Merger Agreement prior to being amended by Amendment No. 1), and that while such provision would make it more expensive for a third party to bid for the Company, it does not preclude Sherwin-Williams or any other third party from making further bids;

          7. the fact that the additional $16 million "break-up" fee becomes payable only after both (i) the termination of the Amended Merger Agreement as a result of the occurrence of a Trigger Event, and (ii) the occurrence of an Acquisition Transaction within six months after such termination of the Amended Merger Agreement has occurred, thereby protecting the Company from having to pay such additional $16 million unless and until an Acquisition Transaction is consummated;

          8. the presentation of Wertheim Schroder at the May 21, 1995 Board of Directors' meeting and the opinion of Wertheim Schroder to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $22.00 per Share cash consideration to be received by the holders of Shares pursuant to the Amended Offer and the Merger is fair, from a financial point of view, to the public shareholders of the Company. (As used in the Wertheim Schroder opinion and as used herein, "public shareholders" means all shareholders other than Corimon.) The full text of Wertheim Schroder's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Wertheim Schroder, is attached hereto as Exhibit 35 and is incorporated herein by reference. Shareholders are urged to read the opinion of Wertheim Schroder carefully in its entirety;

          9. the historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Amended Offer and the Merger will enable the shareholders of the Company to realize a significant premium (58.6%) over the closing price of the Shares on the last trading day prior to the public announcement on January 26, 1995 that the Company was reviewing alternatives to enhance shareholder value, and a premium (30.4%) over the closing price of the Shares on the last trading day prior to the public announcement on April 28, 1995 that the Company was in negotiations relating to the proposed Merger; and

          10. the fact that the proposed structure of the Amended Offer and Merger involves only a slight delay to the timing of the existing Offer and that the Amended Offer will be followed by the Merger in which the public shareholders who do not tender their Shares will receive the same consideration paid in the Amended Offer, thereby enabling the Company's public shareholders to obtain cash for their Shares at the earliest possible time.

          The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

     Item 5.  Persons Retained, Employed or to be Compensated.

          Item 5 of the ICI Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          The Company agreed to pay Wertheim Schroder a fee of $50,000 on the date the letter agreement between the Company and Wertheim Schroder was signed and an additional fee of 1% of the aggregate consideration (as defined in the letter agreement with Wertheim Schroder) if the Company consummates a Sale Transaction, against which the $50,000 fee will be credited; accordingly, if the Amended Offer and Merger are consummated, the Company will pay Wertheim Schroder a fee of approximately $3.5 million.

     Item 7.  Certain Negotiations and Transactions by the Subject Company.

          (a) Except as set forth in the ICI Schedule 14D-9, the Company is not engaged in any negotiation in response to the Amended Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          (b) Except as described below and in Item 3(b) (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Amended Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

          At a meeting of the Board of Directors held on May 15, 1995, the Company's Board of Directors adopted a resolution directing that the management of the Company need not disclose in any Schedule 14D-9 or amendment thereto, the possible terms of any transaction or proposal or the parties thereto until an agreement in principle is reached which relates to or would result in one or more of the matters referred to in Item 7(a) of Schedule 14D-9 under the Exchange Act, including any agreement in principle with respect to modifications of the Merger Agreement, the Offer or the Sherwin-Williams Offer.

     Sherwin-Williams Confidentiality Agreement

          On May 12, 1995, the Company and Sherwin-Williams entered into a Confidentiality Agreement (the "Sherwin-Williams Confidentiality Agreement"). The following is a summary of certain provisions of the Sherwin-Williams Confidentiality Agreement, a copy of which has previously been filed as Exhibit 24 to Amendment No. 5 to the ICI
     Schedule 14D-9 and is incorporated herein by reference. Pursuant to the Sherwin-Williams Confidentiality Agreement, Sherwin-Williams agreed, among other things, to keep confidential certain information furnished to it by the Company, provided that Sherwin-Williams is permitted to disclose such of the information as it is advised by counsel is legally required to be disclosed under the federal securities laws.

          Sherwin-Williams has further agreed that, except as provided in the next paragraph, for a period of three years, neither Sherwin-Williams nor any of its affiliates will, without the prior written consent of the Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or any assets of the Company or any subsidiary or division thereof; (ii) make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its subsidiaries or their securities or assets; (iv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; (v) seek to acquire control of the Company or influence the Board of Directors, management or policies of the Company; (vi) induce any other person or entity to do any of the foregoing; or (vii) request the Company or any of its representatives, directly or indirectly, to amend or waive any of the foregoing provisions.

          Notwithstanding the foregoing restrictions, Sherwin-Williams or any direct or indirect wholly-owned subsidiary of Sherwin-Williams is permitted to acquire Shares pursuant to the Sherwin-Williams Offer for all outstanding Shares at a price not less than $19.50 net per Share in cash to the seller or such higher price in cash that Sherwin-Williams or one of its direct wholly-owned subsidiaries may offer to pay for Shares pursuant to the Sherwin Williams Offer; provided, however, Sherwin-Williams is permitted to acquire Shares pursuant to a cash tender for all outstanding Shares by Sherwin-Williams or any direct or indirect wholly-owner subsidiary of Sherwin-Williams made in accordance with Regulation 14D under the Exchange Act at the amount per Share offered (or any greater amount per Share offered) in any merger, tender offer or similar transaction that shall have been approved by the Company's Board of Directors within 90 days prior to the commencement of such cash tender offer by Sherwin-Williams or its direct or indirect wholly-owner subsidiary, except that this proviso is not applicable to approval by the Company's Board of Directors of the Offer.

     Item 8.  Additional Information to be Furnished.

          Item 8 of the ICI Schedule 14D-9 is hereby amended and supplemented by adding the following information:

          On May 11, 1995, the Company received a telephone call from the New York State Attorney General's Office requesting that the Company furnish the Attorney General's Office with copies of certain of the Company's public filings with the SEC since June 30, 1994 and copies of press releases relating to material corporate developments issued by the Company between June 30, 1994 and January 1995. The Company complied with such request for information.

     Certain Litigation.

          In addition to the litigation disclosed in the ICI Schedule 14D-9 originally filed on May 4, 1995, the Company has disclosed certain other litigation in prior Amendments to the ICI Schedule 14D-9, which additional litigation has been described in the Sherwin-Williams Schedule 14D-9, a copy of which has previously been mailed to the Company's shareholders.

     Rights Plan.

          On May 10, 1995, the Company issued a press release announcing that it has extended the distribution date ("Distribution Date") of the stock purchase rights (the "Rights") associated with the Shares until May 31, 1995 or such later date as may be determined by the Company's Board of Directors or a committee thereof. Until such date, the Rights will continue to trade together with the Shares.

     Item 9.  Material to Be Filed as Exhibits.

     Exhibit No.

     32 Amendment No. 1 to the Merger Agreement, dated as of May 21, 1995, among the Company, Parent and the Purchaser.

     33     Letter to Shareholders of the Company, dated May 22, 1995.*

     34     Press Release, dated May 22, 1995, issued by the Company.

     35     Opinion of Wertheim Schroder & Co. Incorporated, dated May
            21, 1995. *

     36     Letter, dated May 21, 1995, from Sherwin-Williams to the
            Company.

     37 Letter, dated May 21, 1995, from Parent and the Purchaser to the Company.

     --------------------
     * Included in copies of the ICI Schedule 14D-9 mailed to shareholders.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May  22, 1995
                                        GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                                Title:  Secretary



                                 EXHIBIT INDEX

     Exhibit
     Number
             Description

     32 Amendment No. 1 to the Merger Agreement, dated as of May 22, 1995, among the Company, Parent and the Purchaser.

     33     Letter to Shareholders of the Company, dated May 22, 1995.*

     34     Press Release, dated May 22, 1995, issued by the Company.

     35     Opinion of Wertheim Schroder & Co. Incorporated, dated May
            21, 1995. *

     36     Letter, dated May 21, 1995, from Sherwin-Williams to the
            Company.

     37 Letter, dated May 21, 1995, from Parent and the Purchaser to the Company.

     --------------------
     * Included in copies of the ICI Schedule 14D-9 mailed to shareholders.